

December 21, 2011

Via E-mail
Robert L. Cashman
Secretary and Chief Financial Officer
Service Team, Inc.
7121 Engineer Road
San Diego, California 92111

> **Re:** **Service Team, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 29, 2011**
> **File No. 333-178210**

Dear Mr. Cashman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Tell us why your company should not be considered a "shell company." We note that you have nominal operations and assets.

2. Confirm through added disclosure that the company has no current intention to merge with, or sell the company to, a private operating company in a reverse merger transaction.

Our Company, page 4

3. Here and elsewhere in the filing you describe your system of shipping appliances as "unique." Please revise to make clear why you believe your system of shipping is "unique." Confirm to us that your company is the only repair company that uses such a system, or revise your disclosure to avoid the use of this descriptive term.

Risk Factors, page 5

4.   Please revise this section to avoid describing risks in a generic way that could apply to large numbers of business. Instead, include more specific details to clarify the nature of the risk to your company. Provide quantification where possible. For example, in the first risk factor, state how much additional capital you will require to achieve commercial success. In the risk factor beginning "Our industry is highly competitive," clarify such phrases as "relatively few electronic appliance manufacturers and warranty companies" and "there are other companies similar to our company."

OTC Markets Listing of our Stock, page 9

5.   Please clarify the risk you are describing. The body of the risk factor makes no mention of the stock being listed or quoted on OTC Markets.

Plan of Distribution, page 11

6.   Please revise to disclose that any broker/dealer that is engaged to sell in this offering will be underwriters, and that, in the event the company chooses to sell its shares through a broker/dealer, it will file a post-effective amendment to identify the broker/dealer(s).

Description of Business, page 15

7.   Please provide a more detailed description of what you mean by "acquire the warranty repair work of Warrantech," especially since you later state that you have no agreement but only a "memo" with Warrantech.

8.   Please revise to clarify what you mean in the second paragraph by "similar electronic devices."

9.   Please revise to provide a fulsome description of your customer base, both current and potential. In Note 2 to the financial statements, under "Revenue Recognition," it states that you do not do business with individual customers. Yet elsewhere, for example on page 16, you refer to "customer home pick up." Please revise to clarify. Also in Note 2, you refer to agreements with "Warrantech and Pure Tek, two of the largest warranty insurance companies in the United States and several Asian manufacturers of television sets." Please provide more detail about these companies and your relationship with them. Describe as precisely as possible what you mean by "largest," discussing it in the context of the industry as a whole. We also note that on page 4, under Risk Factors, you state that your business is "dependent upon relatively few large customers," while on page 16 you state that you are "dependent to a great extent on a single customer."

10.   In Note 2, you state that you have "agreements" with several customers, yet on page 16 you state only that you do not have any written agreement with Warrantech. Please clarify. File any material agreements as exhibits to the registration statement.

11.   You state on page 16 that the proceeds from the current offering will satisfy cash requirements for at least five years. Please revise to clarify if you are referring to proceeds from 100% of the offering, and compare this to proceeds from 25% and 50% of the offering.

12.   Revise to avoid using language that appears to predict the success of the company. We note, for example, "will allow the Company to expand" in the first full paragraph on page 16, and "the Company will be able to grow" in the third full paragraph on the same page.

13.   Similarly, please delete the sentence at the end of this section which states that the company will break even within six months and be profitable thereafter. Instead, provide a more detailed business plan. Discuss your plan of operation in the form of milestones, indicating the specific steps needed to make the company fully operational and profitable, the costs involved, and the timing of those steps.

Financial Condition, page 18

14.   Please revise to clarify whether there is any written lending agreement with Hallmark Venture Group.

Financial Statements, page 23
Statements of Cash Flows, page 28

15.   Borrowing money and repaying amounts borrowed is considered a financing activity. Please disclose the related party loans as a cash flow from financing activity on the statement of cash flows.

Signatures

16.   Please note that your registration statement is required to be signed by your principal accounting officer or controller. Please have the person acting in this capacity sign all future amendments.

Exhibit 5.1

17.   We note that counsel's opinion is stated pursuant to the Colorado Corporations and Associations Act, although the company is incorporated in Nevada. Please obtain a new opinion that is made under Nevada law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director